Quince Therapeutics, Inc.
611 Gateway Boulevard, Suite 273
South San Francisco, CA 94080
December 23, 2024
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549-3010
Attention: Daniel Crawford
RE:     Quince Therapeutics, Inc.
Registration Statement on Form S-3
Filed December 18, 2024
File No. 333-283897
Ladies and Gentlemen:
Quince Therapeutics, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on Thursday, December 26, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Gordon Ho of Cooley LLP, counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Gordon Ho of Cooley LLP, counsel to the Registrant, at (650) 843-5190.
[Signature Page Follows]

Very truly yours,
Quince Therapeutics, Inc.
By:    /s/ Brendan Hannah
Name:    Brendan Hannah
Title:    Chief Business Officer and Chief Operating Officer

cc:    Gordon Ho, Cooley LLP